[Wachtell, Lipton, Rosen & Katz Letterhead]

February 6, 2013

VIA HAND DELIVERY AND EDGAR

Mr. Mark S. Webb

Legal Branch Chief

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          PacWest Bancorp

Amendment No. 1 to Registration Statement on Form S-4

Filed January 17, 2012

File No. 333-185356

Form 10-K for the Year Ended December 31, 2011

Filed March 14, 2012

File No. 000-30747

First California Financial Group, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed March 15, 2012

Form 10-Q for the Quarter Ended September 30, 2012

Filed November 9, 2012

File No. 000-52498

Dear Mr. Webb:

On behalf of PacWest Bancorp (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on January 17, 2013 contained in your letter dated January 30, 2013 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.  In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 2”) on the date hereof, and we are furnishing to the Staff supplementally six courtesy copies of Amendment No. 2 marked to show the changes made to Amendment No. 1 as filed on January 17, 2013.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  The responses are on behalf of the Company and First California Financial Group, Inc. (“First California”) (with respect to Amendment No. 2), on behalf of the Company (with respect to the Company’s Form 10-K and proxy statement) and on behalf of First California (with respect to the First California Form 10-K, Form 10-Q and proxy statement).  For your convenience, we have set out the text of the comments from the Comment Letter followed by our response.  Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

Amendment No. 2 to Registration Statement on Form S-4

General

1.                                      Please update your disclosure to add a Recent Developments section discussing the results of the fourth quarter ended December 31, 2012.

RESPONSE:   The Company has revised Amendment No. 2 on pages 31 through 33 in response to the Staff’s comment.

Cover Page

2.                                      We note your response to comment 3 of our letter dated January 3, 2013. It does not appear that the maximum number of shares to be issued in the share exchange has been included on the cover page of the proxy statement/prospectus. Please revise.

RESPONSE:   The Company has revised Amendment No. 2 on pages i and iii in response to the Staff’s comment.

 PacWest’s Directors and Executive Officers Have Certain Interests in the Merger, page 15

3.                                      Please quantify the Castle Creek Fee.

RESPONSE:   The Company has revised Amendment No. 2 on page 15 in response to the Staff’s comment.

PacWest directors may have interests in the merger different from the interests…, page 34

4.                                      Please revise this section to specifically discuss Mr. Eggemeyer’s relationship with Castle Creek and Castle Creek’s involvement in the share exchange.

RESPONSE:   The Company has revised Amendment No. 2 on page 37 in response to the Staff’s comment.

Recommendation of the First California Board of Directors and Reasons for the Merger, page 58

5.                                      We note your revised disclosure in response to comment 9 of our letter dated January 3, 2013. Please expand your discussion with respect to point (2) to more fully explain why this a negative factor for First California. As previously requested, please indicate why the board recommended the merger, in light of these analyses.

RESPONSE:   The Company has revised Amendment No. 2 on page 64 in response to the Staff’s comment.

Exhibits 8.1 and 8.2

6.                                      Please file executed opinions.

RESPONSE:    Executed opinions have been filed as Exhibits 8.1 and 8.2 to Amendment No. 2 in response to the Staff’s comment.

In the event the Company requests acceleration of the effective date of the pending Registration Statement, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 2, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or by email at MMGuest@wlrk.com.

Sincerely,

/s/ Matthew M. Guest
Matthew M. Guest

cc:	Jared M. Wolff
PacWest Bancorp